Exhibit 1.10

This document is important and requires your immediate attention. If you are in doubt as to how to deal with it, you should consult your investment dealer, broker, bank manager, lawyer or other professional advisor.

NOTICE OF COMPULSORY ACQUISITION

for all the Outstanding Common Shares

of Rainy River Resources Ltd.

August 12, 2013

To: Holders of common shares of Rainy River Resources Ltd. (“Rainy River”) who did not accept the offer made by New Gold Inc. (“New Gold”) dated June 18, 2013

PLEASE REFER TO THE INSTRUCTIONS ATTACHED HERETO.

All capitalized terms used herein and not otherwise defined herein shall have the respective meanings ascribed thereto in the Offer (as hereinafter defined) and circular dated June 18, 2013 (the “Circular”) that was previously mailed to all shareholders and is available under Rainy River’s SEDAR profile at www.SEDAR.com.

On June 18, 2013, New Gold made an offer (the “Offer”) to purchase all of the issued and outstanding common shares of Rainy River together with the associated rights issued under the Rainy River Shareholder Rights Plan (collectively, the “Common Shares”), including any Common Shares issued after the date thereof but before the expiry time of the Offer upon the exercise, exchange or conversion of any stock options, common share purchase warrants or other outstanding rights, for consideration per Common Share, at the election of each holder, of either:

(a) $3.83 in cash for each Common Share; or

(b) 0.5 of a common share of New Gold (each whole common share of New Gold, a “New Gold Share”),

in each case subject to pro-ration and rounding, as more particularly described in the Offer.

The initial Offer expired at 5:00 p.m. (Toronto time) on July 24, 2013, and was extended until 5:00 p.m. (Toronto time) on August 8, 2013 (the “Expiry Time”) pursuant to a Notice of Extension dated July 25, 2013. New Gold has acquired, pursuant to the Offer, 100,915,542 Common Shares representing approximately 97.5% of the Common Shares not owned by New Gold at the commencement of the Offer.

New Gold intends to acquire the remainder of the Common Shares (the “Remaining Shares”) from those shareholders of Rainy River who have not accepted the Offer (the “Remaining Shareholders”, which includes any person who subsequently acquired any Remaining Shares whether by transfer, exercise, of stock options, common share purchase warrants or otherwise), pursuant to Section 300 of the Business Corporations Act (British Columbia) (the “BCBCA”), for the same consideration and on the same terms as the Offer (the “Compulsory Acquisition”).

New Gold is hereby exercising its rights under the BCBCA to acquire all of the Remaining Shares and hereby gives notice (the “Notice”) pursuant to Section 300 of the BCBCA that:

(a) the Offer was accepted by shareholders of Rainy River (the “Accepting Shareholders”) who, in the aggregate, held at least 90% of the Common Shares;

(b) New Gold has taken-up and accepted for payment the Common Shares held by the Accepting Shareholders;

(c) under the BCBCA, upon sending this Notice to a Remaining Shareholder, New Gold is, subject to paragraph (d) below, entitled and bound to acquire all of the Remaining Shares of such Remaining Shareholder for the same consideration and on the same terms as the Common Shares that were acquired under the Offer; and

(d) a Remaining Shareholder may, within two months from the date of this Notice, apply to the Supreme Court of British Columbia (the “Court”) for an order setting the price and terms of payment for such Remaining Shareholder’s Remaining Shares and any consequential orders or directions that the Court considers appropriate.

Where the Court, on application made by a Remaining Shareholder to whom this Notice was given, has not ordered otherwise, New Gold must, no earlier than two months after the date of this Notice (the “Compulsory Acquisition Period”) or, if an application to the Court by a Remaining Shareholder to whom this Notice was given is then pending, then after that application has been disposed of, send a copy of this Notice to Rainy River and pay or transfer to Rainy River the consideration payable by New Gold for the Remaining Shares that New Gold is entitled to acquire. On receiving such notice and consideration, Rainy River must register New Gold as the shareholder of Rainy River with respect to all the Remaining Shares. The consideration received by Rainy River from New Gold will be held by Rainy River, or a trustee approved by the Court, in trust for the Remaining Shareholders.

New Gold intends to transfer the maximum potential consideration for, and become registered as the shareholder with respect to, the Remaining Shares on or about October 15, 2013, upon the completion of the Compulsory Acquisition Period. In order to prevent a delay in receiving the purchase price for your Remaining Shares, New Gold recommends that you complete the enclosed Letter of Transmittal and return it together with the certificate(s) representing your Remaining Shares to Computershare Trust Company of Canada Inc. (the “Depositary”) at the address set forth in the instructions attached hereto, within 30 days of the date of this Notice. Please note that interest will not be payable, under any circumstances, on amounts representing the purchase price for any Remaining Shares.

In order to elect either the Cash Option or the Share Option, you must deliver a properly completed Letter of Transmittal, together with all required documentation specified in the Letter of Transmittal, to the Depositary before 5:00 p.m. (Toronto time) on the last day of the Compulsory Acquisition Period.  Failure to do so will result in you being deemed to have elected the Cash Option.  Delivery will only be effective upon actual receipt by the Depositary.

If you have already validly deposited all of your Common Shares under the Offer prior to the Expiry Time, no further action is required by you.

The Compulsory Acquisition applies only to Common Shares. Any holder of stock options or common share purchase warrants who wishes to receive consideration under the Compulsory Acquisition must, to the extent permitted by the terms of such stock options or common share purchase warrants and applicable laws, exercise, exchange or convert such securities in accordance with their terms prior to October 15, 2013 (or such earlier date when such convertible securities may terminate, as applicable) in order to acquire Common Shares and then deliver those Common Shares, together with the enclosed Letter of Transmittal, to the Depositary at or prior to 5:00 p.m. (Toronto time) on October 15, 2013.

Remaining Shareholders are advised to consult their tax advisors to determine the particular tax consequences of the disposition of their Remaining Shares pursuant to the Compulsory Acquisition.

The foregoing is only a summary of the statutory right of Compulsory Acquisition. The summary is not intended to be complete and is qualified in its entirety by the provisions of Section 300 of the BCBCA. Remaining Shareholders should refer to Section 300 of the BCBCA for the full text of the relevant statutory provisions. Section 300 of the BCBCA is complex and requires strict adherence to notice and timing provisions, failing which certain rights available to Remaining Shareholders may be lost or altered. Remaining Shareholders should consult their own legal advisors for further information.

Yours truly,

NEW GOLD INC.

Per: Brian Penny

Executive Vice President and Chief Financial Officer

NOTICE TO REMAINING SHAREHOLDERS IN THE UNITED STATES

The Compulsory Acquisition is being made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this Notice of Compulsory Acquisition in accordance with the disclosure requirements of Canada.  Remaining Shareholders should be aware that such requirements are different from those of the United States.

Remaining Shareholders in the United States should be aware that the disposition of Remaining Shares and the acquisition of common shares of New Gold by them as described herein may have tax consequences both in the United States and Canada.  Such consequences may not be fully described herein and such Remaining Shareholders are encouraged to consult their tax advisors.  See Section 19 of the Circular, “Certain Canadian Federal Income Tax Considerations” and Section 20 of the Circular, “Certain United States Federal Income Tax Considerations”.

The enforcement by Remaining Shareholders of civil liabilities under the United States federal securities laws may be affected adversely by the fact that New Gold and Rainy River are both existing under the laws of British Columbia and that some or all of their respective officers and directors may reside outside the United Sates, that some or all of the experts named in the Offer and Circular may reside outside the United States and that all or a substantial portion of the assets of New Gold, Rainy River and the above-noted persons are located outside of the United States.  Remaining Shareholders in the United States may not be able to sue New Gold, Rainy River or their respective officers and director in a non-U.S. court for violation of United States federal securities laws or the securities or “blue sky” laws of any State within the United States.  It may be difficult to compel such parties to subject themselves to the jurisdiction of a court in the United States or to enforce judgment obtained form a court of the United States.

THE SECURITIES TO BE DELIVERED IN CONNECTION WITH THE COMPULSORY ACQUISITION HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) OR ANY STATE SECURITIES COMMISSION NOR HAS THE SEC OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE OFFER AND CIRCULAR OR THIS NOTICE OF COMPULSORY ACQUISITION. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

HOW TO RESPOND TO THIS NOTICE OF COMPULSORY ACQUISITION

It is recommended that any Remaining Shareholder do the following within 30 days of the date of this Notice in order to prevent delay in receiving the applicable consideration for such Remaining Shareholder’s Remaining Shares:

(A)                               to receive the consideration per Common Share of either:

(a) $3.83 in cash for each Common Share; or

(b) 0.5 of a New Gold Share,

in each case subject to pro-ration and rounding (as more particularly described in the Letter of Transmittal accompanying this Notice), for such Remaining Shareholder’s Remaining Shares, complete the enclosed Letter of Transmittal and deliver the same to the Depositary at the address specified below together with the certificate(s) representing such Remaining Shareholder’s Remaining Shares; or

(B)                               apply to the Court for an order setting the price and terms of payment for such Remaining Shareholder’s Remaining Shares and any consequential orders or directions that the Court considers appropriate.

Letters of Transmittal and certificate(s) representing Remaining Shares should be delivered to the Depositary at the following address:

Computershare Trust Company of Canada

By Mail	By Registered Mail, by Hand or by Courier

P.O. Box 7021	100 University Avenue
31 Adelaide Street East	8th Floor
Toronto, Ontario M5C 3H2	Toronto, Ontario M5J 2Y1

Attention: Corporate Actions	Attention: Corporate Actions

Toll Free: 1-800-564-6253
E-mail: corporateactions@computershare.com

The method used to deliver the Letter of Transmittal, any accompanying certificate(s) representing Remaining Shares and all other required documents is at the option and risk of the Remaining Shareholder depositing these documents. New Gold recommends that these documents be delivered by hand to the Depositary and that a receipt be obtained or, if mailed, that registered mail, with return receipt requested, be used and that proper insurance be obtained. It is recommended that any such mailing be made sufficiently in advance of October 15, 2013, to permit timely delivery to the Depositary by 5:00 p.m. (Toronto time) on October 15, 2013. Delivery will only be effective upon actual receipt by the Depositary.

If a certificate has been lost or destroyed, the Letter of Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss, to the Depositary at the address provided above. The Depositary will provide replacement instructions. If your certificate has been lost or destroyed, you may be required to provide proof that the certificate was lost or destroyed, an indemnity or any other reasonable document or action at the request of Rainy River.

If you complete and deliver a properly completed and executed Letter of Transmittal to the Depositary with the certificate(s) representing Remaining Shares on or before 5:00 p.m. (Toronto time) on October 15, 2013, the cheque representing the payment to which you are entitled will be sent to you by regular mail promptly after October 15, 2013.

After New Gold has been registered as the holder of the Remaining Shares, Rainy River, or a trustee approved by the Court, must hold in trust the funds received from New Gold for the benefit of the former holders of the Remaining Shares. A former holder must provide to Rainy River the certificate(s) issued in respect of the Remaining Shares formerly held, or such other evidence as to entitlement as Rainy River may require, in order to receive the funds to which the former holder is entitled.

After October 15, 2013, Rainy River intends to communicate further with any former holders of Remaining Shares who did not deliver a Letter of Transmittal and the certificate(s) representing the Remaining Shares to make arrangement for payment.

Interest will not be payable, under any circumstances, on any amounts representing the purchase price for Remaining Shares.

Questions or requests for assistance may be directed to the Depositary, whose contact details are provided above.